Press Release

March 19 2008
no 6/08

Annual General Meeting of Shareholders in ASSA ABLOY AB

The shareholders of ASSA ABLOY AB are hereby invited to attend the Annual General Meeting to be held on Thursday 24 April 2008 at 3.00 p.m., in the Auditorium of Moderna Museet, Skeppsholmen, Stockholm.

The Annual General Meeting will discuss the proposal of The Nomination Committee regarding the election of a new Board of Directors:

The Nomination Committee proposes that the Meeting resolves as follows:

- Re-election of Gustaf Douglas, Carl Douglas, Johan Molin and Sven-Christer Nilsson
- New election of Birgitta Klasén, Eva Lindqvist, Jorma Halonen, Lars Renström and Ulrik Svensson
- Re-election of Gustaf Douglas as Chairman of the Board

Melker Schörling, Carl-Henric Svanberg, Per-Olof Eriksson and Lotta Lundén have declined re-election.

Information on all the members proposed for the Board of Directors of ASSA ABLOY AB and reports on the work of the Board of Directors and the Nomination Committee are available on the company website www.assaabloy.com.


08001481

For more information, please contact:
Johan Molin, President and CEO, tel no: +46 8 506 485 42
Tomas Eliasson, CFO and Executive Vice President, tel no: +46 8 506 485 72

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com



Press Release

CONVENIENCE TRANSLATION 17 MARCH 2008
THE SWEDISH VERSION SHALL PREVAIL

Annual General Meeting of Shareholders in ASSA ABLOY AB

The shareholders of ASSA ABLOY AB are hereby invited to attend the Annual General Meeting to be held on Thursday 24 April 2008 at 3.00 p.m., in the Auditorium of Moderna Museet, Skeppsholmen, Stockholm.

Notice of Attendance

Shareholders who wish to attend the Annual General Meeting must:

- be recorded in the share register kept by the Swedish Central Securities Depository ("VPC AB") on Friday 18 April 2008, and
- notify the company of their intent to attend the Annual General Meeting on the company website www.assaabloy.com, by telephone +46 8 506 485 14 weekdays between 9.00 a.m. and 4.00 p.m. or by telefax +46 8 506 485 29. If notice is given by telefax, please state "ASSA ABLOY". Notice may also be given in writing to ASSA ABLOY AB, "AGM", P.O. Box 47011, SE-100 74 Stockholm, Sweden. The company must receive the notice of attendance by 4.00 p.m Friday 18 April 2008, at the latest.

When giving notice of attendance, the shareholder shall state name, personal identity number (corporate identification number), address, telephone number, number of shares and names of representatives, if any. The information given in the notice of attendance will be processed and used only in connection with the Annual General Meeting 2008. An entrance card to be shown when registering for the Annual General Meeting will be sent in confirmation of the notice of attendance.

Nominee-registered shares

In order to participate in the Annual General Meeting, shareholders with nominee-registered shares must request their bank or broker to have the shares temporarily owner-registered with VPC AB on Friday 18 April 2008. The shareholders therefore must notify their nominees in due time before said date.

Proxy

A shareholder represented by a proxy must issue a document authorising the proxy to act on the shareholder's behalf. Proxy to act on behalf of a legal entity must enclose a copy of a registration certificate (or similar document of authorisation) for the legal entity. The documents must not be older than one year. In order to facilitate the entrance to the Annual General Meeting, proxies and documents of authorisation should be submitted to the company in original at the above stated address by Friday 18 April 2008 at the latest. A proxy form is available on the company website www.assaabloy.com.

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com



Press Release

Agenda
Proposal for Agenda

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3 Preparation and approval of the voting list.
4. Approval of the Agenda.
5. Election of two persons to approve the minutes.
6. Determination of compliance with the rules of convocation.
7. Report by the Managing Director, Mr Johan Molin.
8. Presentation of
   a) the Annual Report and the Auditor's Report and the Consolidated Financial Statements and the Group Auditor's Report;
   b) the statement by the auditor on the compliance with the guidelines for remuneration to management applicable since the last Annual General Meeting; and
   c) the proposal of the Board of Directors for appropriation of the company's profit and the motivated statement thereon;
9. Resolutions regarding
   a) the adoption of the Statement of Income and the Balance Sheet and the Consolidated Statement of Income and the Consolidated Balance Sheet;
   b) the appropriation of the company's profit according to the adopted Balance Sheet;
   c) the record date for dividend;
   d) the discharge from liability of the Board of Directors and the Managing Director.
10. Establishment of the number of Board members.
11. Establishment of fees to the Board members.
12. Election of Chairman of the Board and other Board members.
13. Election of members of the Nomination Committee and establishment of the tasks of the Nomination Committee.
14. Resolution regarding guidelines for remuneration to management.
15. Closing of the Meeting.

Item 2 - Election of Chairman of the Meeting
The Nomination Committee, elected at the Annual General Meeting 2007, consisting of Melker Schörling (Melker Schörling AB), Chairman, Gustaf Douglas (Investment AB Latour and SäkI), Marianne Nilsson (Swedbank Robur) and Björn Lind (SEB Fonder), proposes that Gustaf Douglas, Chairman of the Board, is elected Chairman of the Annual General Meeting.

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

Press Release

Item 9 b)-c) Appropriation of the company's profit and record date for dividend
The Board of Directors proposes that a dividend of SEK 3.60 per share shall be declared.

As record date for the dividend, the Board of Directors proposes Tuesday 29 April 2008. If the Annual General Meeting resolves in accordance with the proposal, the dividend is expected to be distributed by VPC AB on Monday 5 May 2008.

Items 10-12 – Establishment of the number of Board members, establishment of fees to the Board members and election of Chairman of the Board and other Board members
The Nomination Committee proposes that the Meeting resolves as follows:

- The number of Board members shall be nine (9).
- Re-election of the Board members Gustaf Douglas, Carl Douglas, Johan Molin and Sven-Christer Nilsson. Melker Schörling, Carl-Henric Svanberg, Per-Olof Eriksson and Lotta Lundén have declined re-election.
- New election of Birgitta Klasén, Eva Lindqvist, Jorma Halonen, Lars Renström and Ulrik Svensson as Board members.
- Re-election of Gustaf Douglas as Chairman of the Board.
- Fees to the Board of Directors shall amount to a total of SEK 4,050,000 (remuneration for committee work not included) to be distributed among the members as follows; SEK 900,000 to the Chairman and SEK 450,000 to each of the other Board members who are not employed by the company. As consideration for the committee work, the Chairman of the Audit Committee shall receive SEK 200,000, the Chairman of the Remuneration Committee shall receive SEK 100,000, the members of the Audit Committee each SEK 100,000 and the members of the Remuneration Committee each SEK 50,000.

Birgitta Klasén, Master of Engineering, is Senior IT Advisor. She has previously held executive positions within EADS, Pharmacia, Telia and IBM. Birgitta Klasén is a board member of Bisnode, OMX and Telelogic.
Eva Lindqvist, Master of Business Administration and Master of Engineering, has been Senior Vice President of TeliaSonera and has held various positions within Ericsson. Eva Lindqvist is Chairman of the Board of Elfa and Xelerated and a board member of Schibstedt, Securitas Systems, V&S Group, Trolltech, Transmode and Nordia Innovation.
Jorma Halonen, Master of Business Administration, has previously been Vice President and Deputy Group Chief Executive of Volvo. He has previously held executive positions within Scania and within telecommunications and the computer industry.
Lars Renström, Master of Engineering and Master of Business Administration, is President and Group Chief Executive of Alfa Laval. He has previously been President and Group Chief Executive of Seco Tools and has held executive positions within Atlas Copco, ABB and Ericsson. Lars Renström is a board member of Alfa Laval.
Ulrik Svensson, Master of Business Administration, is President of Melker Schörling. He has previously held executive positions within Swiss International Airlines, Esselte and Millicom.

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

Press Release

Ulrik Svensson is a board member of Loomis Cash Handling, Securitas Direct and Securitas Systems and AarhusKarlshamn.

Information on all the members proposed for the Board of Directors of ASSA ABLOY AB and reports on the work of the Board of Directors and the Nomination Committee are available on the company website www.assaabloy.com.

Item 13 – Election of members of the Nomination Committee and establishment of the tasks of the Nomination Committee
The Nomination Committee proposes that the Annual General Meeting resolves mainly as follows:

- The Nomination Committee shall have five (5) members, who, up to and including the Annual General Meeting 2009, shall be Gustaf Douglas (Investment AB Latour and SäkI), Mikael Ekdahl (Melker Schörling AB), Staffan Grefbäck (Alecta), Marianne Nilsson (Swedbank Robur) and Björn Lind (SEB Fonder). Mikael Ekdahl shall be appointed Chairman of the Nomination Committee.

- If a shareholder represented by a member of the Nomination Committee no longer is one of the major shareholders of ASSA ABLOY AB, the Nomination Committee shall be entitled to nominate another representative among the major shareholders to replace such a member. The same shall apply if a member of the Nomination Committee no longer is employed by such a shareholder or for any other reason should leave the Nomination Committee before the Annual General Meeting 2009.

- The Nomination Committee shall, before the Annual General Meeting 2009, prepare and submit proposals for; election of Chairman of the Annual General Meeting, election of Chairman and other members of the Board of Directors, fees to the Board of Directors (including distribution of fees among the Chairman and the other Board members and remuneration for committee work) and a Nomination Committee in respect of the Annual General Meeting 2010.

Item 14 – Determination of Guidelines for Remuneration to the Management
The Board of Directors proposes that the Annual General Meeting resolves upon guidelines for remuneration to the management principally entailing that salaries and other terms of remuneration of the management shall be in accordance with market conditions. In addition to a fixed basic salary, the management may receive variable remuneration based on the outcome in proportion to the targeted results (and in some cases other key ratios) in the individual area of responsibility (group or division/business unit). The variable remuneration of the Managing Director shall not exceed 75% of the basic salary. The pension plans of the management shall be fee-based.

Upon notice of termination of the Managing Director, the company's remuneration obligation shall correspond to maximum 24 months' salary and other benefits. Upon notice

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com



File No. 82-34735

Press Release

of any of the other members of the group management, the remuneration of the company shall correspond to maximum 18 months' salary and other benefits.

The Board of Directors shall be entitled to deviate from the guidelines if, in an individual case, there are particular grounds for such deviation.

Shares and votes
The total number of shares in the company amounts to 365,918,034, of which 19,175,323 are shares of series A and 346,742,711 shares of series B. The total number of votes in the company amounts to 538,495,941.

Additional Information
The Annual Report 2007, the complete proposal of the Board of Directors in respect of the appropriation of the company's profit and the Board's motivated statement thereon, the complete proposal of the Board of Directors for a resolution according to item 14 and the statement by the auditor on the compliance with the guidelines for remuneration to management applicable since the last Annual General Meeting will be available at the company and on the company website www.assaabloy.com as from 10 April 2008. Copies of the documents will be sent to the shareholders on request and be available at the Annual General Meeting.

Welcome!
Stockholm in March 2008
The Board of Directors
ASSA ABLOY AB

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com



File No. 82-34735

Press Release

March 18, 2008
No 05/08

ASSA ABLOY will acquire BJTM, one of China's leading high-security fire-rated steel door companies

ASSA ABLOY has signed an agreement to acquire Beijing Tianming's (BJTM) high-security door business. BJTM is one of China's leading companies in sales and manufacturing of high-security fire-rated steel doors on the Chinese market.

BJTM has shown a very good growth over the last years and is projected to reach a turnover of approximately SEK 100 M in 2008. The company is based close to Beijing and employs some 400 people.

"After the acquisitions of Baodean and Irevo last year, I'm very pleased to announce a new strategic acquisition reinforcing our position as the clear leader in door opening solutions in China. This has been achieved through a healthy combination of acquisitive and organic growth", said Johan Molin, President and CEO of the ASSA ABLOY Group.

"BJTM is an excellent compliment in China, making us an ideal partner to building developers and specifiers. With the increased enforcement on fire and safety regulations, we expect to see continued good growth", commented Martin Brandt, Executive Vice President ASSA ABLOY and Head of Division Asia Pacific.

The acquisition is subject to regulatory approvals. The acquisition is expected to be EPS positive in 2008 and to close during the second quarter 2008.

For more information, please contact:
Johan Molin, President and CEO, tel no: +46 8 506 485 42
Tomas Eliasson, CFO and Executive Vice President, tel no: +46 8 506 485 72

ASSA ABLOY AB (publ)
Box 70340
SE-107 23 Stockholm, Sweden
Visiting address:
Klarabergsviadukten 90

Tel: +46 (0)8 506 485 00
Fax: +46 (0)8 506 485 85
www.assaabloy.com

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

END